Stingray Copper Inc.

(A development stage corporation)

Interim Consolidated Financial Statements

Three months ended April 30, 2009

Unaudited - Prepared by Management

Not Reviewed by an Independent Auditor

Stingray Copper Inc.

(A development stage corporation)
Interim Consolidated Balance Sheets
Unaudited

	April 30, 2009	January 31, 2009
Assets		
Current assets		
Cash and cash equivalents	$ 16,113,641	$ 17,137,058
Accounts receivable	734,477	696,505
	16,848,118	17,833,563
Capital assets (note 6)	141,809	143,000
Mineral properties (note 7)	46,709,824	46,247,318
	$ 63,699,751	$ 64,223,881
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 295,133	$ 597,407
Future tax liability	8,930,100	8,930,100
Shareholders' Equity		
Share capital (note 8(b))	58,821,318	58,821,318
Contributed surplus (note 8(c))	8,090,023	1,326,283
Warrants (note 8(d))	-	6,763,740
Stock options (note 7(e))	1,815,335	1,815,335
Deficit	(14,252,158)	(14,030,302)
	54,474,518	54,696,374
	$ 63,699,751	$ 64,223,881

See accompanying notes to unaudited interim consolidated financial statements.

Stingray Copper Inc.

(A development stage corporation)
Interim Consolidated Statements of Operations and Deficit
Unaudited

	Three months ended April 30, 2009	2008
Operating expenses		
Amortization	1,903	2,718
Office, rent, telephone and reception	23,855	26,094
Professional fees	35,826	6,470
Project evaluation	7,573	-
Promotion and travel	32,920	29,318
Regulatory fees	13,534	13,383
Salaries and benefits	135,439	108,284
Shareholder communications	15,692	16,242
Transfer agent fees	6,671	9,641
Loss from operations	(273,413)	(212,150)
Other income and expense		
Interest and other income	119,855	255,016
Foreign exchange gain (loss)	(68,298)	17,641
	51,557	272,657
Net income (loss)	(221,856)	60,507
Deficit - Beginning of period	(14,030,302)	(13,059,328)
Deficit- End of period	$ (14,252,158)	$ (12,998,821)
Basic and diluted loss per share	$ 0.00	$ 0.00
Weighted average number of shares outstanding	58,725,982	58,725,982

See accompanying notes to unaudited interim consolidated financial statements.

Stingray Copper Inc.

(A development stage corporation)
Interim Consolidated Statements of Cash Flows
Unaudited

	Three months ended April 30, 2009	2008
Cash provided by (used in):		
Operations		
Net income (loss)	$ (221,856)	$ 60,507
Items not involving cash		
Amortization	1,903	2,718
	(219,953)	63,225
Change in non-cash working capital		
Accounts receivable	(37,972)	(516,831)
Accounts payable and accrued liabilities	(302,274)	(326,521)
	(560,199)	(780,127)
Investing		
Increase in mineral exploration properties	(462,506)	(2,352,931)
Purchase of capital assets	(712)	(3,995)
	(463,218)	(2,356,926)
Net change in cash during the period	(1,023,417)	(3,137,053)
Cash and cash equivalents		
- Beginning of period	17,137,058	22,823,700
- End of period	$ 16,113,641	$ 19,686,647

See accompanying notes to unaudited interim consolidated financial statements.

1. NATURE OF OPERATIONS

Stingray Copper Inc. ('Stingray or "the Corporation") was incorporated under the laws of the Province of British Columbia and continued under the Canada Business Corporations Act. During the year ended January 31, 2004, the Corporation changed its name from Poseidon Minerals Ltd. to Stingray Resources Inc., changed its capital stock to an unlimited number of common shares and consolidated its capital stock on a 2:1 basis. On June 28, 2007 the Corporation changed its name from Stingray Resources Inc. to Stingray Copper Inc.

The Corporation has four wholly-owned subsidiaries as follows:

Mineral Stingray S.A. de C.V. ("Minera") (1)
Recursos Stingray de Cobre S.A. de C.V. ("Recursos") (1)
4394909 Canada Inc. (2)
4394895 Canada Inc. (2)

(1) Incorporated under the laws of Mexico
(2) Incorporated under the Canada Business Corporation Act

The Corporation is in the process of determining whether its mineral exploration properties contain reserves that are economically recoverable. The recovery of amounts capitalized for mineral exploration properties and related deferred costs in the consolidated balance sheet is dependent upon the existence of economically recoverable reserves, the ability of the Corporation to arrange appropriate financing to complete the development of the properties and upon future profitable production or proceeds from their disposition.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Corporation be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). All references to the Corporation should be treated as references to the Corporation and its subsidiaries.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amount of revenue and expenses during the year. The most significant estimates and assumptions include the impairment of the mineral exploration properties and the valuation of stock-based compensation and other stock-based payments. Actual results could differ materially from those estimates. Management believes that the estimates are reasonable.

Financial Instruments and Comprehensive Income (Loss)

All financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost using the effective interest method. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in the statement of operations in the period in which they arise; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in the statement of operations.

The Corporation has made the following classifications:

Cash and cash equivalents	Held for trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities

Transaction costs are expensed as incurred for financial instruments.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks, including guaranteed investment certificates with maturity dates of 3 months or less or which are cashable without penalty.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Exploration Properties

The Corporation records its interest in mineral exploration properties at cost. Direct costs relating to the acquisition, exploration and development of mineral exploration properties, less recoveries, are deferred until such time as the properties are either put into commercial production, sold, determined not to be economically viable or abandoned. If the property is placed into production, deferred costs would be amortized over the estimated life of the mineral property. The deferred costs would be written off if the property is sold or abandoned. If it is determined that the carrying value of a property exceeds its net recoverable amount as estimated by management, or exceeds the selling value of the property, a provision is made for the decline in value and charged against operations in the year of determination of value.

The amounts shown for mineral exploration properties represent costs incurred to date, less write-offs and recoveries, and do not necessarily reflect present or future values of the particular properties.

Impairment of Long-Lived Assets

The Corporation periodically evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows resulting from the use of an asset and its eventual disposition is less than its carrying amount.

Asset Retirement Obligation

The Corporation is subject to the provisions of CICA Handbook Section 3110, Asset Retirement Obligations, which require the estimated fair value of any asset retirement obligations to be recognized as a liability in the period in which the related environmental disturbance occurs and the present value of the associated future costs can be reasonably estimated. As of April 30, 2009 and 2008 the Corporation has not incurred and is not committed to any asset retirement obligations in respect of its mineral exploration properties.

Income Taxes

The Corporation uses the asset and liability method of tax allocation for accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to be reversed. Future income taxes are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The Corporation's foreign operations are integrated and are included in these consolidated financial statements on the basis that monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and non monetary assets and liabilities at historical exchange rates. Income and expenses are translated at average rates in the month they occurred. Gains and losses on translation are recorded in loss from operations.

Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year. The diluted loss per share gives effect to the exercise of any option or warrant for which the exercise price is lower than the average market price during the year using the treasury stock method.

Revenue Recognition

Interest income derived from cash and cash equivalents is recognized when earned.

Stock-based Compensation

The Corporation uses the fair value method to account for stock options granted. Under the fair value method, the Corporation recognizes estimated compensation expense related to stock options over the vesting period of the options granted, with the related credit being allocated to stock options under shareholders' equity. Upon exercise of these stock options, amounts previously credited to stock options under shareholders' equity are reversed and credited to share capital. Upon expiry of these stock options, amounts previously credited to stock options under shareholders' equity are reversed and credited to contributed surplus.

Other Stock-based Payments

The Corporation accounts for other stock-based payments on the fair value of services granted or the equity instruments issued in exchange for the receipt of goods and services from non-employees by using the stock price and other measurement assumptions as at the measurement date, whichever is the more reliably measured.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital Assets

Capital assets are recorded at cost and are amortized using the following methods and rates per annum or years of useful life:

	Method	Rate/Life
Canada		
Automotive equipment	Declining balance	30%
Office equipment	Declining balance	20%
Mexico		
Buildings	Straight line	20 years
Office and computer equipment	Straight line	3 to 10 years
Automotive equipment	Straight line	4 years

3. CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS

Changes in accounting policies

Goodwill and Intangible Assets
In February 2008, the CICA approved Handbook Section 3064, "Goodwill and Intangible Assets" which replaces the existing Handbook Sections 3062, "Goodwill and Other Intangible Assets" and 3450 "Research and Development Costs". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier applications encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Corporation is currently assessing the impact of this new accounting standard on its consolidated financial statements.

Future Accounting Pronouncements

Business Combinations, Consolidated Financial Statements and Non-controlling Interests
In January 2009, the CICA issued three new accounting standards: Section 1582, *Business Combinations*; Section 1601, *Consolidated Financial Statements*; and Section 1602, *Non-controlling Interests.* These new standards will be effective for fiscal years beginning on or after January 1, 2011 and earlier adoption is permitted as of the beginning of a fiscal year. The Corporation is in the process of evaluating the requirements of the new standards.

3. CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS (continued)

Future Accounting Pronouncements (continued)

Section 1582 replaces Section 1581, *Business Combinations* and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3 *Business Combinations*.

Section 1601 and 1602 together replace section 1600, *Consolidated Financial Statements*. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 - *Consolidated and Separate Financial Statements*.

Convergence with International Financial Reporting Standards
On February 13, 2008, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011. The official changeover date from Canadian GAAP to IFRS is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Corporation is currently assessing the impact of the ultimate adoption of IFRS on the Corporation.

4. CAPITAL MANAGEMENT

The Corporation's objective when managing capital is to maintain adequate levels of funding to support development of its mineral exploration properties, to expand regional exploration activities within Mexico and to maintain corporate and administrative functions.

The Corporation manages its capital structure in a manner that provides sufficient funding for development of its mineral exploration properties, exploration in Mexico and operational activities. Funds are primarily secured through equity capital raised by way of private placements. There can be no assurances that the Corporation will be able to continue raising equity capital in this manner.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation's management to sustain future development of the business.

4. CAPITAL MANAGEMENT (continued)

The Corporation invests all capital that is surplus to its immediate need in short-term, liquid and highly rated financial instruments, such as cash and other short-term guaranteed deposits, all held with major Canadian financial institutions.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable.

There were no changes in the Corporation's approach to capital management during the three month period ended April 30, 2009. The Corporation is not subject to externally imposed capital requirements.

5. FINANCIAL RISK FACTORS

The Corporation's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and other price risk).

Risk management is carried out by the Corporation's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Corporation's credit risk is primarily attributable to cash and cash equivalents and accounts receivable. Cash and cash equivalents are held with reputable financial institutions which are closely monitored by management. Financial instruments included in accounts receivable consist of accrued interest and are in good standing as of April 30, 2009. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents and accounts receivable is minimal.

Liquidity Risk

Liquidity refers to the risk that the Corporation will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Corporation's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As of April 30, 2009, the Corporation had a cash and cash equivalents balance of $16,113,641 (January 31, 2009 - $17,137,058) to settle current liabilities of $295,133 (January 31, 2009 - $597,407). All of the Corporation's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

5. FINANCIAL RISK FACTORS (continued)

Market Risk

Interest rate risk
Interest rate risk is the risk of the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Corporation has cash balances and no interest-bearing debt. The Corporation's current policy is to invest excess cash in short-term, liquid and highly rated financial instruments, such as cash and other short-term guaranteed deposits, all held with major Canadian financial institutions. The Corporation periodically monitors the investments it makes and is satisfied with the creditworthiness of its financial institutions.

Foreign currency risk
Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting. The Corporation's functional currency is the Canadian dollar. The Corporation funds certain operations, exploration and administrative expenses in Mexico on a cash call basis using the US dollar currency converted from its Canadian dollar bank accounts held in the United States. The Corporation maintains US dollar bank accounts in Canada and Mexico. The Corporation is subject to gains and losses due to fluctuations in US dollar and Mexican currency against the Canadian dollar.

Other price risk
The Corporation is exposed to other price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Corporation's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Management closely monitors commodity prices, particularly as they relate to copper, individual equity movements, and the stock market in general to determine the appropriate course of action to be taken by the Corporation.

Fair Value

The Corporation has, for accounting purposes, designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable are classified for accounting purposes as loans and receivables, which are measured at amortized cost which approximates fair market value due to its short-term nature. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which also approximates fair market value due to its short-term nature.

5. FINANCIAL RISK FACTORS (continued)

Fair Value (continued)

Fair market value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

Sensitivity Analysis

The sensitivity analysis shown in the notes below may differ materially from actual results.

(i) Interest rate risk on cash equivalents is minimal as these have fixed interest rates.

(ii) Financial instruments denominated in US dollars and Mexican pesos are subject to foreign currency risk. As at April 30, 2009, had the US dollar and Mexican peso weakened/strengthened by 10% against the Canadian dollar with all other variables held constant, the Corporation's loss and equity for the three months ended April 30, 2009 would have been approximately $6,000 higher/lower as a result of foreign exchange losses/gains on translation of non-Canadian dollar denominated financial instruments.

Other Risks

(i) The business of mining, exploring and developing properties for minerals involves a high degree of risk and there can be no assurance that planned development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the economic recovery of reserves, confirmation of the Corporation's interest in the underlying mineral claims, the ability of the Corporation to obtain necessary financing to complete the development and future profitable production. Changes in future conditions could require material write downs of the carrying values of a mineral property.

Although the Corporation has taken steps to verify title to the properties on which it is conducting its exploration and development work, these procedures do not guarantee the Corporation's title. Property title may be subject to unregistered prior agreements, noncompliance with regulatory requirements, the risk of foreign investment, increase in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

5. FINANCIAL RISK FACTORS (continued)

Other Risks (continued)

(ii) Commodity price risk could adversely affect the Corporation. In particular, the Corporation's future profitability and viability of development depends upon the world market price of base metals. Base metal prices have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of base metals may be produced in the future, a profitable market will exist for them. A decline in the market price of base metals may also require the Corporation to reduce the carrying values of its mineral properties, which could have a material and adverse effect on the Corporation's value. As of April 30, 2009, the Corporation is not yet a base metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Corporation's liquidity and its ability to meet its ongoing obligations.

(iii) Mineral property risk is significant. The Corporation cannot enter into commercial production and generate sufficient revenues to fund its continuing operations. There can be no assurance that the Corporation will generate any revenues or achieve profitability or provide a return on investment in the future from any of its properties it may have an interest in.

6. CAPITAL ASSETS

April 30, 2009	**April 30, 2009**	**January 31, 2009**
Land	$ 6,390	$ 6,390
Buildings	27,278	27,278
Automotive equipment	185,118	185,118
Office equipment	297,706	297,706
	516,492	516,492
Less accumulated amortization	374,683	373,492
	$ 141,809	$ 143,000

7. MINERAL PROPERTIES

April 30, 2009	Balance January 31, 2009	Additions	Written off	Balance April 30, 2009
El Pilar	$ 46,247,318	$ 462,506	$ -	$ 46,709,824

January 31, 2009	Balance January 31, 2008	Additions	Written off	Balance January 31, 2009
El Pilar	$ 40,860,928	$ 5,386,390	$ -	$ 46,247,318
Elephant 8	413,168	$ -	(413,168)	-
	$ 41,274,096	$ 5,386,390	$ (413,168)	$ 46,247,318

8. SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value

(b) Issued

	Number of Shares	Share Amount
Balance January 31, 2009 and April 30, 2009	58,725,982	$ 58,821,318

(c) Contributed surplus

Balance January 31, 2009	$ 178,475
Value of warrants expired during the period	6,763,740
Balance April 30, 2009	$ 6,942,215

8. SHARE CAPITAL (continued)

(d) Warrants

The number of warrants outstanding is as follows:

	Number of Warrants		Allocated Value		Average Exercise Price
Balance January 31, 2009	20,850,000	$	6,763,740	$	1.74
Expired during the period	(20,850,000)		(6,763,740)	$	1.74
Balance April 30, 2009	$ -	$	-		

(e) Stock options

The number of stock options outstanding is as follows:

	Number of Options		Value		Weighted Average Exercise Price
Balance January 31, 2009 and April 30, 2009	3,310,000	$	1,815,335	$	1.04

At April 30, 2009, the following options are outstanding to purchase common shares:

Grant date	Expiry date	Number of options		Value	Exercise price
May 28, 2004	May 28, 2009	160,000	$	86,939	$1.00
May 28, 2004	May 28, 2009	115,000		66,148	$0.75
June 29, 2005	June 29, 2010	275,000		76,261	$0.80
April 26, 2007	April 26, 2012	1,485,000		1,038,312	$1.20
June 28, 2007	June 28, 2012	550,000		258,500	$1.20
June 18, 2008	June 18, 2013	725,000		289,175	$0.75
		3,310,000	$	1,815,335	

9. RELATED PARTY TRANSACTIONS

During the period, the Corporation incurred professional fees of $20,826 (2008 - Nil) to a law firm in which a director of the Corporation is a partner.

During the period, consulting fees of $14,399 (2008 - $9,518) were paid to two directors of the Corporation. These expenditures have been allocated to mineral exploration properties.

10. SUBSEQUENT EVENTS

Stock Options

During the three months ended April 30, 2009, 275,000 options to purchase common shares of the Corporation expired.

STINGRAY COPPER INC.
MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THREE MONTHS ENDED APRIL 30, 2009

Dated: June 12, 2009

GENERAL

This Management Discussion and Analysis ("MD&A") of Stingray Copper Inc. ("Stingray" or the "Corporation") provides an analysis of the Corporation's performance and financial condition for the three months ended April 30, 2009, as well as an analysis of future prospects. This MD&A should be read in conjunction with the Corporation's unaudited interim consolidated financial statements and related notes for the three months ended April 30, 2009, as well as the audited consolidated financial statements for the year ended January 31, 2009 including the related note disclosure, both of which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts referred to in this MD&A are in Canadian dollars unless otherwise specified. These documents along with others published by the Corporation are available on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain statements contained in the sections "Mineral Properties", "Liquidity and Capital Resources", "Critical Accounting Estimates" and "Contractual Commitments" of this Management Discussion and Analysis constitute forward-looking statements. These statements relate to future events or the Corporation's future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect, "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. Information concerning the interpretation of drill results, mineral resource and reserve estimates and capital cost estimates may also be deemed as forward-looking statements as such information constitutes a prediction of what mineralization might be found to be present and how much capital will be required if and when a project is actually developed. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Management Discussion and Analysis should not be unduly relied upon. These statements speak only as of the date of this Management Discussion and Analysis. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Management Discussion and Analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

- general business and economic conditions;
- the supply and demand for, and the level and volatility of prices of copper;
- the availability of financing for the Corporation's development project on reasonable terms;
- the ability to procure equipment and operating supplies in sufficient quantities at reasonable costs and on a timely basis;
- the ability to attract and retain skilled staff;
- market competition;
- the accuracy of the resource and reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;
- tax benefits and tax rates.

These forward-looking statements involve risks and uncertainties relating to, among other things, changes in commodity and, particularly, copper prices, access to skilled mining development and mill production personnel, results of exploration and development activities, the Corporation's limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors incorporated by reference herein. See **"Risk Factors"**. The Corporation cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Corporation's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Corporation also cautions readers not to place undue reliance on these forward-looking statements. Moreover, these forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above.

DESCRIPTION OF BUSINESS

Stingray is engaged in the exploration and development for copper in Mexico. The Corporation's corporate office is located in Toronto, Ontario, Canada and Stingray operates in Mexico through wholly owned Mexican subsidiaries, Minera Stingray S.A. de C.V. and Recursos Stingray de Cobre S.A. De C.V. (formerly Noranda Exploracion de Mexico S.A. de C.V.) which have an exploration base located in Hermosillo, Sonora, Mexico.

On May 24, 2007, the Corporation's common shares were listed and posted for trading on the TSX under the symbol "SRY".

On June 28, 2007, the Corporation changed its name from Stingray Resources Inc. to Stingray Copper Inc.

The Corporation has four wholly-owned subsidiaries as follows:

Minera Stingray S.A. de C.V. ("Minera") (1)
Recursos Stingray de Cobre S.A. de C.V. ("Recursos") (1)
4394909 Canada Inc. (2)
4394895 Canada Inc. (2)

(1) Incorporated under the laws of Mexico
(2) Incorporated under the Canada Business Corporations Act

MINERAL EXPLORATION AND DEVELOPMENT ACTIVITIES

The Corporation's operations consist of the exploration and development of mineral properties in Mexico, particularly the continuing development of the El Pilar copper project, as well as ongoing overheads to run the Corporation from its corporate head office in Toronto, Ontario, Canada. Expenditures on the Corporation's mineral properties for the three months ended April 30, 2009 were $462,506.

The following table summarizes the continuity of the mineral properties during the period:

	Balance January 31, 2009	Additions	Balance April 30, 2009
El Pilar	$ 46,247,318	$ 462,506	$ 46,709,824

El Pilar Property

Acquisition

On December 29, 2006, the Corporation entered into a share purchase agreement (the "Share Purchase Agreement") with Xstrata plc ("Xstrata"), to acquire 100% ownership in the share capital of Noranda Exploration Mexico S.A. de C.V. (Normex"). On April 27, 2007 the Corporation completed the acquisition. The purchase price was US$20,000,000. Completion of the Share Purchase Agreement resulted in the Corporation owning a 100% interest in the share capital of Normex which owns a 100% interest in the El Pilar property and several other properties within Mexico. The name Normex has been changed to Recursos Stingray de Cobre S.A. de C.V.

The Share Purchase Agreement also provides for 9.9% of the outstanding shares of the Corporation to be issued to Xstrata after the delivery of the positive feasibility study (4,219,652 issued to date, with additional issuance pending), a sliding scale metal sales royalty starting at 1% to a maximum of 3% and a 50% Back-In Right provision for Xstrata exercisable under certain conditions. If the Back-In Right provision is exercised, the Corporation would remain the operator of the joint venture.

Property Location, Access and Infrastructure

El Pilar is located in north-central Sonora, roughly fifteen (15) kilometres south of the Arizona/Sonora border. The property is situated in the highly productive/prospective, Sonora-Arizona Porphyry Copper Province which hosts numerous copper deposits ranging from the Cananea Copper Mine (7.1 billion tonnes @ 0.42% copper) in the south through to central Arizona where the Morenci Copper Mine of Phelps Dodge Corp. is located (4.7 billion tonnes @ 0.52% copper). This copper trend accounts for the second largest concentration of porphyry copper deposits in the world where mining for copper has been continuous for over 100 years. El Pilar lies 45 kilometres northwest of the Cananea Copper Mine of Grupo Mexico, the largest porphyry copper deposit in Mexico and one of the largest in the world. El Pilar consists of seventeen mining concessions that total 7169 hectares located in this prolific copper trend.

The El Pilar property is situated in mountain and valley, or basin and range physiographic sub-province. Topography is generally rugged at higher elevations whereas relief in the lower elevations is flat to gentle. The discovery area of the El Pilar property is located near the base of a neighbouring range, at 1,300 metres above sea level. Vegetation at high elevations comprises at least two kinds of oak, while at lower elevations, mesquites, small shrubs and different varieties of cactus are most common.

The El Pilar property can be easily reached by road from Hermosillo, Sonora in Mexico and from Tucson, Arizona in the United States. From Hermosillo, the easiest access is via Hermosillo-Imuris (210 kilometres) and Imuris-San Antonio (36 kilometres), and from San Antonio to San Lazaro (35 kilometres). Road access is by paved highway except for the final section of a good all season gravel road. The route from Hermosillo to San Lazaro takes about 3 1/2 hours of driving time. The route from Tucson to San Lazaro is a 3 hour drive and utilizes a gravel/paved road from Nogales, Sonora to San Lazaro (30 kilometres). The climate is classified as semidry with the rainy season in summer and limited rains the rest of the year. The average annual temperature is 17.4°C which would allow for year round operations.

Infrastructure is good in the area, and the topographic characteristics near the resource permit sufficient surface space for a mining operation with enough flat to gentle topography for building leaching pads, waste disposal areas and other infrastructure. A power line is located three kilometres to the south, in the village of San Lazaro. A railroad parallels the Santa Cruz River, and is also located three kilometres south of the discovery area of the El Pilar property. The Santa Cruz aquifer can provide the necessary water needed for a mining operation. Experienced mining personnel and contractors are available at Cananea, located 45 kilometres south east of the El Pilar property.

History

Before Normex's direct involvement there was no Mineral Resource known, only small old workings following narrow veins with erratic copper and molybdenite mineralization. Other small workings in the area were dug by local miners (gambusinos), searching for azurite and turquoise.

In 1992, Normex began acquiring ground at the El Pilar property. From 1992 to 1997 Normex carried out an exploration program that included regional mapping, sampling and limited geophysical surveying.

From 1998 to 1999, Freeport, under agreement with Normex, carried out an exploration program that included regional mapping, rock and vegetation sampling, and some geophysical surveys. This exploration program concluded with a short drilling campaign consisting of a total of 1560.83 metres drilled in eight reverse circulation holes. This program encountered mineralization in three holes, with one hosted in bedrock and two in conglomerate.

After the exploration agreement with Freeport had ended in 2000, Normex continued with a short CSAMT survey and soil sampling exploration program. In addition, Normex carefully assessed the data generated by Freeport, emphasizing lab checks for validating the copper assays from the conglomerates.

From September 2000 to March 2001, Normex completed a drill program of 10,336 metres in 52 diamond drill holes spaced at 200 metre centers. For a detailed review of the historical exploration conducted on the El Pilar property see the Exploration section of the Woods Technical Report.

Geological Setting

The El Pilar property is located in the Basin and Range sub-province of the Sierra Madre Occidental province. The area is characterized by wide valleys and high mountains oriented along a NNW-SSE axis that parallels the Gulf of California. The region is predominately underlain by Tertiary aged andesitic to rhyolitic volcanic rocks and associated gravels along with Laramide aged intrusive and volcanic rocks of intermediate composition. During the Laramide, the region saw abundant intrusive activity resulting in the emplacement of granitic batholiths and stocks. Some of these intrusions generated the large porphyry deposits of Arizona and Northern Sonora. Renewed volcanism in mid to late Tertiary blanketed most of the region with andesitic to rhyolitic volcanic rocks. In a few places older metamorphic and sedimentary rocks are exposed beneath the Tertiary volcanic series. Subsequent basin and range faulting generated a series of grabens and horsts and porphyry hosted deposits underwent deep leaching and secondary enrichment. As a consequence of faulting, pre-mineral exposures are limited to the horsts, and post mineral volcanics and gravels dominate the grabens.

In the vicinity of the El Pilar property, the oldest rock unit is Precambrian granite that is overlain by Paleozoic sedimentary rocks; locally both units are covered by Tertiary rocks. Intrusives of granitic to monzonitic composition with some pegmatitic and aplitic facies intrude all the previous units mentioned above. In the eastern portion of the property, a rhyolitic plug imparts weak silicification with iron oxides on the surrounding volcanic rocks. Finally Tertiary conglomerate and Quaternary sediments cover the flanks of the ranges and the intervening valleys.

Andesitic to trachyandesitic dikes are the youngest rocks in the property area. These dikes mainly trend 320-330° and a smaller number of dikes trends 020°. Such dikes commonly intrude the granite intrusive but rarely the rhyolite intrusive. Structurally the area is affected by a NW-SE faulting system, which in the northern part defines the contact between the bedrock and the conglomerates in the discovery area.

Copper at El Pilar is hosted by a conglomerate unit containing clasts of intrusive porphyry and highly silicified rock. Chrysocolla is the most abundant copper bearing mineral in the resource. The mineralization is interpreted to have been derived from a pre existing porphyry copper deposit and/or related structurally controlled copper mineralization. Reconstruction of geological events suggests that

this material was mechanically weathered and eroded, transported, and deposited in a conglomerate formation.

Stingray Recent Work at El Pilar

Drilling and Mineral Resource

The Gary Woods 43-101 F1 Technical Report ("the Wood Report") on the El Pilar Property of April, 2007 and filed at SEDAR set out the work plan and budget at the beginning of Stingray's activities.

In May 2007, Stingray began the recommended drilling program at El Pilar planned to enhance the quality of the Inferred Mineral Resource by in filling the drill spacing to 100 metres or less between vertical drill holes along the length and across the width of the Inferred Mineral Resources. The Corporation completed the infill drill program of over 40,000 metres at El Pilar by mid year 2008. All drill core samples have been split by the Corporation's staff under the direction of the Corporation's geologists and were delivered for assaying to ALS Chemex, Hermosillo, Sonora, Mexico or to METCON Research, Inc. ("METCON") of Tucson Arizona.

Upon completion of the drill program, IMC provided an update to the earlier Mineral Resource as indicated in the Woods Report. Table 1 summarizes the Mineral Resource update as calculated by Qualified Person, Mike Hester, F Aus IMM of IMC. At a 0.20% total copper cutoff grade, the Measured and Indicated Mineral Resource is 276.4 million tonnes at 0.31% total copper representing 1.9 billion pounds of contained copper. The Inferred Mineral Resource contains an additional 42.6 million tonnes at an average grade of 0.29% total copper representing 268 million pounds of contained copper. The estimated tonnage and grade of the Measured and Indicated Resources form the basis of the Study.

Table 1	**El Pilar Mineral Resource**								**IMC Update**
	0.25% Total Copper Cutoff			**0.20% Total Copper Cutoff**			**0.15% Total Copper Cutoff**		
Mineral Resource Class	**tonnes (000's)**	**Total Cu (%)**	**lbs Cu (millions)**	**tonnes (000's)**	**Total Cu (%)**	**lbs Cu (millions)**	**tonnes (000's)**	**Total Cu (%)**	**lbs Cu (millions)**
Measured	68,777	0.366	553	87,690	0.335	646	103,819	0.311	710
Indicated	129,787	0.335	956	188,694	0.300	1,245	241,088	0.273	1,447
Total Measured & Indicated Resource	**198,564**	**0.346**	**1,510**	**276,384**	**0.311**	**1,891**	**344,907**	**0.284**	**2,158**
Inferred	22,806	0.341	171	42,556	0.287	268	72,848	0.240	384

This mineral resource meets the "reasonable prospects for economic extraction" conditions of the Canadian National Instrument 43-101 code and also the Australian JORC code.

The updated Mineral Resource at El Pilar as calculated by IMC has confirmed, reclassified and expanded on the previous work conducted by Magri Consultants for Normex that was verified in the Woods Report.

Metallurgical Test Work

Metallurgical work on El Pilar completed by the property's previous owner (Normex) indicated that the majority of the copper minerals are acid soluble and should be amenable to heap leaching. METCON conducted the recent metallurgical test work program under the stewardship of Mr. Joseph Keane, P.E. Stingray completed its program of infill drill holes at the El Pilar resource in June of 2008. Fifty nine of these drill holes were drilled throughout the resource, specifically for metallurgical work. The drill core material from these drill holes (HQ sized) was shipped from El Pilar to METCON's Tucson laboratory under the direction of the Corporation's geologists. The metallurgical testing program was designed by Mr. Keane, on the basis of the anticipated El Pilar mining schedule. Intercepts were identified from the drill holes completed for the metallurgical program. These intercepts correspond to material that would nominally be mined in the annual mine schedule i.e.:

Year 1, Year 2, Year 3, Years 4 to 6 and Years 7 to 9. This resulted in the preparation of five separate drill core composite samples by METCON that were the subject of the testing program.

Exploration Potential

Two holes drilled at the south end and outside of the resources are spaced 600 metres apart and both contain significant mineralized intervals averaging greater than 0.25% copper. The most southerly drill hole along the conglomerate horizon, situated 400 metres further south of the above mentioned holes contains 32 metres of 0.31 % copper and more drilling is needed to confirm the tonnage and grade of the mineralization in this area. Stingray is optimistic that the resource at El Pilar will increase with further drilling.

There is the potential at El Pilar (which is approximately 10 square kilometres) to host a buried copper porphyry which would account for the source of the copper mineralization hosted in the conglomerate currently being drill defined by the Corporation.

Exploration to the north of the known resource at El Pilar is yielding encouraging copper and molybdenum results from surface work. Geological mapping, approximately 2.5 kilometres from the northern limit of the El Pilar resource, at the Arriba Zone, displays a strong fracture system that is oriented in a Northwest-Southeast trend. This trend is parallel to the regional structure that hosts many of the large porphyry copper deposits in Southern Arizona and Northern Sonora. Surface mapping of an area 2200 metres by 400 metres has identified many old workings within three distinct areas where high grade copper and molybdenum were mined historically for direct shipment to local smelters. Veins and silicified disseminations of fractured, acid intrusive rocks reveal malachite, azurite, chrysocolla (copper minerals) and molybdenite (molybdenum mineral).

El Pilar Feasibility Study

On April 28, 2009, the Corporation filed at SEDAR and at the Corporation's website the National Instrument 43-101 Technical Report, "El Pilar, Executive Summary, Sonora, Mexico" by M3 Engineering & Technology Corporation ("M3"). Mr. Doug Austin, P.E. of M3 is the Qualified Person and principal author of the report. This proposed Feasibility Study ("the Study") summarizes the Corporation's work at the El Pilar copper project development of the El Pilar project as an open pit mine with a solvent extraction and electro-winning plant to treat oxide mineral reserves, subject to financing.

The basis of the Study is the use of a mining contractor in the open pit and owner operated primary crushing, conveying and stacking of ore onto a heap leach pad, followed by solvent extraction and electro-winning (SX-EW) to produce cathode copper. As estimated by Independent Mining Consultants, Inc. of Tucson ("IMC"), Measured and Indicated Mineral Resources are calculated at 276.3 million tonnes ("Mt") averaging 0.31% total copper ("TCu") calculated at a cut off of 0.20% TCu or 344.9 Mt averaging 0.28% TCu calculated at a cut off of 0.15% TCu . Copper mineralization remains open and continues to the south. Within this Resource, Proven and Probable Mineral Reserves planned for mining over a period of 14 years are calculated by IMC to be 229.7 Mt averaging 0.31% TCu calculated at a cut off of 0.15% TCu. The mine-life waste to ore stripping ratio is estimated at 1.61:1.

For this Study, IMC developed a 14 year mine plan and schedule. At the process plant design criteria, the project is expected to produce 35,000 tonnes of copper cathode per year, or 77 million pounds of copper per year, which is achieved during the first 3 years of the project. For economic and practical reasons, the maximum mine and crushing/conveying ore capacity was designed at 17 Mt per year. At this capacity, the average copper cathode production would be 68.3 million pounds per year over 14 years. This production schedule forms the basis for the financial model.

The project's primary crushing plant reaches maximum design, able to deliver 17 million tonnes of ore per year to the heap leach facility designed by Golder Associates, Inc. ("Golder") or approximately 48,000 tonnes per day in year 3. The project is expected to produce 956 million pounds of copper

cathode over the 14 year life of mine. The cathode product should meet LME Grade "A" copper cathode specifications (99.99+% copper).

Stingray determined that a copper price of $2.25 per pound was to be used by M3 for the Study. This price is less than the 60:40 formula price that was determined by M3 and was deemed more appropriate and conservative. *(All dollar figures referenced in the Study are in United States dollars unless otherwise indicated).*

Feasibility Study Summary

The Initial Capital Cost (+/- 15%) for the base case at El Pilar is estimated to be $209 million. This includes a co-generation acid/power plant and the use of a mining contractor. Sustaining capital of $30.9 million is estimated over the life of mine. A cash reserve of $12.8 million is also included in the financial model. The operating cash cost for the project is calculated at $1.20 per pound of copper.

Before taxes, the El Pilar Project has an internal rate of return ("IRR") of 33.6% and the estimated payback of capital is 2.8 years. After taxes the IRR is 25.3% and payback is 3.7 years.

Table 1: Financial Summary El Pilar

	After Taxes	**Before Taxes**
Cash Unit Operating Cost	$1.20/lb Copper	$1.20 /lb Copper
NPV @ 8%	$230 M	$348 M
IRR	25.3 %	33.6%
Direct Payback	3.7 years	2.8 years

Mineral Reserves and Resources, Mining and Production

Table 2 below summarizes the Mineral Reserves. At a 0.15% total copper cutoff grade, the Proven and Probable Mineral Reserves are 229.7 Mt at 0.31% total copper for 1.55 billion pounds of contained copper. Table 3 summarizes additional Mineral Resource, exclusive of the Mineral Reserves. Measured and Indicated Mineral Resource adds 115.2 Mt at 0.24% total copper or 606 million pounds of contained copper. Inferred Mineral Resource adds an additional 72.8 Mt at 0.24% total copper or 385 million pounds of contained copper.

Table 2: El Pilar Mineral Reserve

	0.15 % Total Copper Cutoff		
Mineral Reserve Class	**Tonnes (1,000's)**	**Total Copper (%)**	**Copper (million lbs)**
Proven Mineral Reserve	88,434	0.32	629.7
Probable Mineral Reserve	141,290	0.30	927.3
Proven/Probable Reserve	**229,724**	**0.31**	**1,557.0**
Total Pit Material: 599,455 kt		Waste: Ore	1.61:1

Table 3: El Pilar Mineral Resource (Exclusive of Reserve)

	0.15 % Total Copper Cutoff		
Mineral Resource Class	**Tonnes (1,000's)**	**Total Copper (%)**	**Copper (million lbs)**
Measured Mineral Resource	15,385	0.24	82.1
Indicated Mineral Resource	99,798	0.24	523.7
Measured/Indicated Resource	**115,183**	**0.24**	**605.8**
Inferred Mineral Resource	72,848	0.24	385.4

The copper mineralization remains open at its southern limit. The Mineral Resource at El Pilar exceeds the Mining Reserve scheduled for mining in the Study and additional mineral resources and mining reserves may be available at El Pilar subject to appropriate programs of drilling and confirmation.

IMC performed a trade-off study of owner operation of the mining equipment versus contract mining. Table 4 shows the results of the Study. Based on this information, it was decided to use a contract miner and eliminate additional capital costs.

Table 4: Mining Trade-Off Study

	Owner Mining	Contract Mining
Capital Cost	$150.9 M	$2.5 M
Operating Cost	$0.870/t	$1.109/t

Metallurgy and Recovery Estimates

M3 estimated the recoveries and acid consumptions for ore crushed at minus 6 inches that will be placed on the leach heap based on test results from METCON Research, Inc. The estimates were based on locked cycle columns with material at 19 mm and 37.5 mm, after 120 days of leaching. The size distribution for the minus 6 inch ore was calculated by one of the main vendors of crushing equipment. The results show that copper recovery will be 62.9% for year 1, including the pre-production period, 68.4% for year 2, 60.4% for year 3, 59.8% for years 4-6, 60.9% for years 7-9, 60.9% for years 10-12, and 61.5% for years 13 and 14. These estimated recoveries and acid consumptions are shown in Table 5.

Table 5: El Pilar Copper Recovery and Acid Consumption Summary

El Pilar Copper	Recovery Summary*	Acid Consumption	
		kg/t	kg/kg Cu
Year 1	62.9%	19.7	7.3
Year 2	68.4%	20.6	8.2
Year 3	60.4%	21.7	11.6
Years 4 to 6	59.8%	16.2	8.7
Years 7 to 9	60.9%	17.9	10.1
Years 10 to 12	60.9%	14.8	8.7
Years 13 and 14	61.5%	15.2	8.8

* As determined by M3 and extrapolated from column leach test results.

Initial Capital Costs

The initial capital cost for the El Pilar Project is estimated to be $209 million, including a co-generation acid/power plant and the use of a mining contractor. See Table 6 for detailed information. Sustaining Capital of $30.9 million is estimated over the life of mine plus a cash reserve of $12.8 million. These are all included in the financial model.

Table 6: Initial Capital Cost Estimate

GENERAL SITE PLAN	$3,860,118
MINE	$20,499,509
CRUSHING	$9,843,309
HEAP LEACHING	$34,792,621
SOLVENT EXTRACTION	$11,629,528
TANK FARM	$3,995,576
ELECTRO WINNING	$18,016,427
WATER SYSTEMS	$2,169,964
POWER SUBSTATION AND POWER DISTRIBUTION	$2,416,447
115KV TRANSMISSION LINE	$3,293,224
ACID PLANT, TURBINE, STORAGE AND REAGENTS	$58,253,780
ANCILLARIES AND BUILDINGS	$5,405,234
	$174,175,736
TOTAL DIRECT FIELD COST	$174,175,736
MANAGEMENT & ACCOUNTING	$715,700
ENGINEERING	$4,485,600
PROJECT SERVICES	$954,200
PROJECT CONTROL	$715,700
CONSTRUCTION MANAGEMENT	$4,771,100
EPCM FEE	$582,115
EPCM SUBTOTAL	$12,224,415
TOTAL CONTRACTED COST	$186,400,151
COMMISSIONING AND CAPITAL SPARE PARTS	$2,111,670
ADDED OWNER'S COST	$4,283,456
CONTINGENCY (15%)*	$16,463,780
TOTAL CONTRACTED AND OWNER'S COST	$209,259,057
TOTAL	$209,259,057

*Excludes acid plant, turbine, storage and reagents

Operating Costs

The El Pilar project base case operating and maintenance costs are shown in Table 7. These costs include the use of a mining contractor and all other cost areas that include mine department, crushing, conveying, stacking, heap leach and the SX-EW Plant.

Table 7: Operating Cash Cost – Contract Mine Site Cost Summary

Operating Cost Component LOM	$/Cu Lb.
Mining Operations	
Contract Mining	$0.65
Subtotal Mining	**$0.65**
SXEW Operations	
Crushing	$0.02
Heap Leach	$0.30
SXEW Plant	$0.14
Ancillary Services	$0.02
Subtotal Processing	**$0.48**
Supporting Facilities	
General, Administrative and Laboratory	$0.07
Subtotal Supporting Facilities	**$0.07**
Total Operating Cost	**$1.20**

Acid Plant Trade-Off Study

An internal comparative study indicated that a "captive" co-generation sulfur-burning acid plant with a turbine waste-heat electric power generating unit installed at El Pillar would reduce sulfuric acid costs and power costs. It is estimated that the 600 tonne per day acid plant will generate 8 MW of power, of which 1.8 MW will be required to run the acid plant. A final net production cost of sulfuric acid, using sulfur at $40/t as the base case, and including the power credit, is sulfuric acid at a cost of $24.63/t or $0.10 cents per pound copper. The acid component operating costs for the El Pilar Project if an acid plant was not included would be based on the purchase of all sulfuric acid at the study base case price for sulfuric acid at $100/t and results in an average operating component per pound of copper of 42 cents as shown in Table 8.

Table 8: Acid Cost Comparison

	Acid Plant*	No Acid Plant
Sulfuric Acid Cost	**$24.63 per tonne**	**$100 per tonne**
Sulfuric Acid Operating Cost Component	**$0.10 per pound copper**	**$0.42 per pound copper**

* Based on a "captive" acid plant producing 80% of the project sulfuric acid requirement with the balance of acid purchased at $100 per tonne

Assumes a base case cost of sulfur for feed to the acid plant of $40 per tonne
Assumes a 1.8 MW power credit to operate the acid plant

Stingray intends to continue with basic engineering on the co-generation plant and review additional capacity to 700-800 t/d to avoid any make up acid requirement and improve the economics of the project. Specific early goals of defining items that could be procured and constructed in Mexico for cost savings will also be determined during this work.

Environmental

Patricia Aguayo ("AGUAYO"), an expert independent environmental consultant based in Hermosillo, Sonora, was engaged to conduct the Environmental Baseline Study ("EBS") at the El Pilar Project site, including an extensive socioeconomic study in the area. AGUAYO will be assisting Stingray with its submissions and applications to the appropriate government authorities for the requisite approvals and permits. The EBS will serve as the foundation for and will form part of the environmental documents to be presented to the Secretaría de Medio Ambiente y Recursos Naturales ("SEMARNAT") (Natural Resources and Environment Ministry) in order to obtain the permits required to develop this project. An Environmental Impact Study (MIA) is in preparation and will be presented to the Mexican authorities by AGUAYO on Stingray's behalf.

The Socioeconomic Report concludes that the project will have welcomed benefits to the local community. The socioeconomic influence area of the El Pilar project was considered to be a 20 km radius, in which a total of 16 communities were canvassed, consisting of 3,314 inhabitants; the closest one to the project is Miguel Hidalgo (San Lazaro) with a population of 520 people. The general opinion of all people living in the area of influence is in favor of the El Pilar Project. Within the local community 95% of the people in Miguel Hidalgo (San Lazaro) were in favor of the project. The main concerns of the people locally are lack of employment, education and services. The El Pilar Mine once constructed will help the local community address these concerns.

Financial Highlights

The financial evaluation presents the determination of the Net Present Value (NPV), Payback Period (time in years to recapture the initial capital investment), and the IRR for the project as presented earlier. Annual cash flow projections were estimated over the life of the mine based on the estimates of capital expenditures and production cost and sales revenue. The sales revenue is based on the production of copper cathode. The estimates of capital expenditures and site production costs have been developed specifically for this project.

The economic analysis for the base case which evaluates a contract mining option indicates that the project has an IRR of 25.3% after tax with a payback period of 3.7 years after tax, or 33.6% IRR before tax with a payback of 2.8 years before tax. Tables 9 and 10 reflect sensitivities for copper price and owner verses contract miner both before and after tax.

Table 9: IRR Before Taxes



El Pilar - % IRR Before Taxes
Copper Price Sensitivities
% IRR
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
15.3%
24.7%
33.6%
42.2%
50.6%
10.6%
17.3%
23.8%
30.1%
36.3%
$1.80
$2.03
$2.25
$2.48
$2.70
Copper Price
% IRR - Owner Mining
% IRR - Contract Mining

Table 10: IRR After Taxes


El Pilar - % IRR After Taxes
Copper Price Sensitivities
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
% IRR
11.6%
18.8%
25.3%
31.6%
37.7%
7.9%
13.2%
18.0%
22.6%
27.1%
$1.80
$2.03
$2.25
$2.48
$2.70
Copper Price
% IRR - Owner Mining
% IRR - Contract Mining

Project Execution

The overall project execution program as determined in the Study will take 20 months from detail engineering to commissioning.

Corporate Strategy

The Corporation will be working towards project financing while continuing with basic and detail engineering on specific areas of the project. Costs associated with many of the capital cost items included in the Study have been declining in recent months. Stingray and M3 feel there is the potential to reduce the capital cost of the project.

Proposed Exploration/Work program

The Corporation has completed the Work Plan as set out in the Woods Report culminating in the delivery of the Study as filed at SEDAR, April 28, 2009. Several elements of engineering and government liaison (i.e. permitting) are expected to continue seamlessly beyond the delivery of the Study. This will ensure that the project continues to advance. Associated costs are expected to be nominal but will maintain the timelines for an early start for the El Pilar project.

Other Exploration Properties

Elephant 8 Property

Stingray has staked the Elephant 8 exploration concession in the area north of Chinipas, Chihuahua. This large concession located along the Sierra Madre trend has been reported as the historic host of significant silver and gold production from the late 1600's to early 1900's. The Corporation's geologists have concluded several reconnaissance programs of locating historic production sites and the associated mineralization. Efforts to date have outlined interesting silver and gold mineralization at the San Agustin open cut. Recent efforts to access the property have been unsuccessful due to personal safety risks regarding the Corporation's exploration personnel. The Corporation monitors the accessibility into the area and exploration programs designed to follow up the results of the reconnaissance work will be conducted as conditions allow.

During the year, the Corporation decided to cease exploration activities and place the property under care and maintenance. As a result, the Corporation has written off exploration expenditures of $413,168.

As part of the Normex purchase, Stingray has acquired several additional exploration properties in Mexico. These properties total more than 187,000 hectares and are at various stages of development which offer Stingray additional exploration opportunities. No work is planned on these properties and they will be allowed to lapse as taxes come due unless a compelling assessment is determined by Stingray's geologists.

OVERVIEW OF PERFORMANCE

The Corporation spent $462,508 during the three months ended April 30, 2009 on exploration and development activities on its mineral properties. As at April 30, 2009, the Corporation had mineral exploration properties valued at $46,709,824 as compared to $46,247,318 as at January 31, 2009.

As at April 30, 2009, the Corporation had working capital of $16,552,985 compared to $17,236,156 as at January 31, 2009. The Corporation had cash and cash equivalents of $16,113,641 as at April 30, 2009 compared to $17,137,058 as at January 31, 2009. The decrease in cash and cash equivalents during the three months ended April 30, 2009 is primarily due to cash expenditures for the Corporation's development activities and operating expenses.

RESULTS OF OPERATIONS

Selected Annual Information:

Years ended January 31,	2009	2008	2007
Net loss for the year	$ 970,974	$ 2,763,311	$ 636,537
Loss per share – basic and diluted	$ (0.00)	$ (0.06)	$ (0.05)
Total assets	$ 64,223,881	$ 65,519,666	$ 5,153,868

Summary of Quarterly Results:

Selected consolidated financial information for each of the last eight quarters (unaudited):

Quarter Ended	Interest Income	Profit/(Loss) For the Period	Loss Per Share *
April 30, 2009	$119,855	($221,856)	($0.00)
January 31, 2009	$139,455	($515,784)	($0.01)
October 31, 2008	$145,694	($200,066)	($0.00)
July 31, 2008	$178,201	($315,631)	($0.01)
April 30, 2008	$255,016	$60,507	$0.00
January 31, 2008	$270,625	($814,291)	($0.01)
October 31, 2007	$299,330	$46,827	$0.00
July 31, 2007	$285,508	($698,809)	($0.01)

*basic and diluted

Three months ended April 30, 2009

The net loss for the three months ended April 30, 2009 was $221,856 ($0.00 per share) compared to net income of $60,507, ($0.00 per share) for the three months ended April 30, 2008. The increase in net loss of $282,363 is namely attributable to:

- Interest income decreased by $135,161 from $255,016 in 2008 to $119,855 in 2009.
- Foreign exchange loss increased by $85,939 from a gain of $17,641 in 2008 to a loss of $49,307 in 2009.
- Professional fees increased by $29,356 from $6,470 in 2008 to $35,826 in 2009.
- Salaries and benefits increased by $27,155 from $108,284 in 2008 to $135,439 in 2009.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's working capital at April 30, 2009 is $16,552,985. This working capital position, comprised substantially of cash, is sufficient to fund the Corporation's overheads for the foreseeable future.

The Corporation has cash and cash equivalents of $16,848,116 as at April 30, 2009. The Corporation derives its revenues from interest thereon. Revenues are expected to decline over time as the cash is used to fund exploration and development activities on the El Pilar property. The cash is secured and is redeemable upon demand without penalty, and is invested as either Guaranteed Investment Certificates ("GIC's"), or as cash held in the Corporation's bank account. There is no investment of cash in asset backed commercial paper.

Stingray is a development stage corporation without operating revenues and therefore, the Corporation must utilize its current cash reserves, income from cash reserves, funds obtained from the exercise of warrants and stock options and other financing transactions to maintain the Corporation's capacity to meet working capital requirements and ongoing development activities. See "Risk Factors" of this MD&A.

The Corporation relies on external financings to generate capital. As a result, the Corporation continues to incur net losses.

RISK FACTORS

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations of metal prices, the proximity and capacity of milling facilities, mineral markets, availability of sulphuric acid, processing reagents and equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Corporation not receiving an adequate return on investment capital.

Exploration and Development Efforts May Be Unsuccessful

There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Lack of Cash Flow

None of the Corporation's properties have advanced to the commercial production stage and the Corporation has no history of earnings or cash flow from operations. The Corporation does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations until after the development of the Corporation's El Pilar property.

The Corporation has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the Corporation is through the sale of its securities. Future additional equity financing would cause dilution to current shareholders.

No Guarantee of Clear Title to Mineral Properties

While the Corporation has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties and properties in which it has the right to acquire or earn an interest are in good standing, this should not be construed as a guarantee of title.

Concessions in Mexico

In accordance with the Mexican constitution, the subsoil and minerals found therein are the inalienable property of the nation. All mining activity requires a concession from the federal government. Under Mexican mining law, the exploration and exploitation concessions are granted for a 50-year term.

Uncertainty of Obtaining Additional Funding Requirements

Programs planned by the Corporation may necessitate additional funding, which could cause a dilution of the value of the investment of the shareholders of the Corporation. The recuperation value of mining properties indicated in the balance sheet depends on the discovery of mineralization that can be profitably exploited and on the Corporation's capacity to obtain additional funds in order to realize these programs.

Mineral Prices May Not Support Corporate Profit

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of Mineral Resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of the Corporation may affect the marketability of any substances discovered. The price of minerals is volatile over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining techniques.

Competition

The mining industry is intensively competitive in all its phases. The Corporation competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests as well as for the recruitment and retention of qualified employees.

Environmental Regulations

The current and future operations of the Corporation, including further exploration, development activities and commencement of production on its properties, require permits from various Mexican Federal and State governmental authorities.

Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. There can be no assurance, however, that all permits which the Corporation may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Uncertainty of Reserves and Mineralization Estimates

There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the control of the Corporation. The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past. Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limiting to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Foreign Operations

The Corporation's foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation. Foreign operations could also be adversely impacted by laws and policies of Mexico affecting foreign trade, investment and taxation.

Operating Hazards and Risks Associated with the Mining Industry

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved.

Operations in which the Corporation has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The Corporation may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Corporation's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for mining activities.

The Ability to Manage Growth

Should the Corporation be successful in its efforts to develop its mineral properties or to raise capital for other mining ventures it will experience significant growth in operations. If this occurs management anticipates that additional expansion will be required in order to continue development. Any expansion of the Corporation's business would place further demands on its management, operational capacity and financial resources. The failure to manage growth effectively could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Lack of a Dividend Policy

The Corporation does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends received from the Corporation will remain subject to the discretion of the Corporation's board of directors and will depend on results of operations, cash requirements and future prospects of the Corporation and other factors.

Possible Dilution to Present and Prospective Shareholders

The Corporation's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Corporation, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective holders of common shares.

Dependence on Key Personnel

The Corporation strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term.

As the Corporation's operations expand, additional general management resources will be required, especially since the Corporation encounters risks that are inherent in doing business in several countries.

Conflict of Interest

Certain directors of the Corporation are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest which they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Corporation will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

Market Price of Common Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Corporation's share price is also likely to be significantly affected by short-term changes in copper prices or in its financial condition or results of operations as reflected in its quarterly financial reporting. Other factors unrelated to the Corporation's performance that may have an effect on the price of common shares include the following: the extent of analytical coverage available to investors concerning the Corporation's business may be limited if investment banks with research capabilities do not continue to follow the Corporation; lessening in trading volume and general market interest in the Corporation's securities may affect an investor's ability to trade significant numbers of common shares; the size of the Corporation's public float may limit the ability of some institutions to invest in the Corporation's securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Corporation's securities to be delisted from the exchange on which they trade, further reducing market liquidity. As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Corporation's long-term value.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. The appreciation of non-US dollar currencies against the US dollar can increase the cost of copper production in US dollar terms. Most of the Corporation's expenditures that occur in Mexico are paid in US currency. Accordingly, a strengthened US dollar relative to the Canadian dollar would negatively impact the Corporation. To a lesser extent and similarly, a strengthened Mexican peso relative to the Canadian dollar would also negatively impact the Corporation.

Current Global Financial Conditions

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future and, if obtained, on terms favorable to the Corporation. If these increased levels of volatility and market turmoil continue, the Corporation's operations could be adversely impacted and the value and the price of the common shares and other securities may be adversely affected.

Reliance on Limited Number of Properties

The only property interests of the Corporation are currently El Pilar, Elephant 8 and several other properties acquired as part of the Normex purchase. As a result, unless the Corporation acquires additional property interests, any adverse developments affecting any of these properties could have a material adverse effect upon the Corporation.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the Corporation's estimate of recoverable value on its mineral properties as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are beyond the Corporation's control.

Mineral properties

The Corporation's recorded value of its mineral properties is in all cases based on historical costs that expect to be recovered in the future. The Corporation's recoverability evaluation is based on market

conditions for minerals, underlying Mineral Resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk.

Stock-based compensation

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Corporation's control and will depend, among other things, upon a variety of factors including the market value of Corporation shares and financial objectives of the holders of the options. The Corporation has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on stock-based compensation and hence results of operations, there is no impact on the Corporation's financial condition.

CONTRACTUAL COMMITMENTS

The Corporation has no material contractual commitments. All mineral property agreement commitments are at the option of the Corporation and the Corporation can terminate the agreements prior to being required to make any payments on any underlying property.

The Corporation does not believe that there are any significant environmental obligations requiring material capital outlays in the immediate future and anticipates that such obligations will only arise when full scale development of the El Pilar project commences. As the El Pilar project is still in the exploration and development stage and no significant environmental impact has occurred to date, the Corporation does not currently consider that expenditures required to meet any ongoing environmental obligations at the El Pilar project are material to its results or to financial condition to the Corporation at this time. However, these costs may become material in the future and will be reported in the Corporation's filings at that time.

RELATED PARTY TRANSACTIONS

For the three months ended, April 30, 2009, the Corporation incurred professional fees of $20,826 (three month ended April 30, 2008 – Nil) to a law firm in which a director of the Corporation is a partner.

For the three months ended April 30, 2009, consulting fees of $14,399 (three months ended April 30, 2008 – $9,518) were paid to two directors of the Corporation. These expenditures have been allocated to mineral exploration properties.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OUTSTANDING SHARE DATA

As of June 12, 2009, the Corporation had 58,725,982 common shares outstanding, as well as stock options to purchase 3,035,000 common shares at a weighted average of $1.04.

OFF-BALANCE SHEET TRANSACTIONS

During the three months ended April 30, 2009 and 2008, the Corporation was not involved in any off-balance sheet transactions.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A detailed summary of all of the Corporation's significant accounting policies is included in Note 2 to the Audited Consolidated Financial Statements for the year ended January 31, 2009.

CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

1. Changes in accounting policies

   a) Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, *Goodwill and Intangible Assets* which replaces the existing Handbook Sections 3062, *Goodwill and Other Intangible Assets* and 3450 *Research and Development Costs*. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier applications encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Corporation is currently assessing the impact of this new accounting standard on its consolidated financial statements.

2. Future accounting pronouncements

   a) Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued three new accounting standards: Section 1582, *Business Combinations*; Section 1601, *Consolidated Financial Statements*; and Section 1602, *Non-controlling Interests*. These new standards will be effective for fiscal years beginning on or after January 1, 2011 and earlier adoption is permitted as of the beginning of a fiscal year. The Corporation is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581, *Business Combinations* and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3 - *Business Combinations*.

Section 1601 and 1602 together replace section 1600, *Consolidated Financial Statements*. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 - *Consolidated and Separate Financial Statements.*

   b) Convergence with International Financial Reporting Standards

On February 13, 2008, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be completed by 2011. The official changeover date from Canadian GAAP to IFRS is for interim and annual financial statements relating to fiscal periods starting on or after January 1, 2011. The Corporation is currently assessing the impact of the ultimate adoption of IFRS on the Corporation.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls

Disclosure controls and procedures ("Disclosure Controls") are procedures designed to provide reasonable assurance that all relevant information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Corporation's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure.

Management, including the CEO and the CFO, does not expect the Corporation's Disclosure Controls will prevent or detect all error and all fraud. The inherent limitations in all control systems are such that they can provide only reasonable, not absolute, assurance that all control issues and instances of fraud or error, if any, within the Corporation have been detected.

National instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings", issued by the Canadian Securities Administrators ("CSA") requires the CEO and CFO to certify that they are responsible for establishing and maintaining Disclosure Controls for the issuer, that Disclosure Controls have been designed to provide reasonable assurance that material information relating to the issuer is made know to them, that they evaluated the effectiveness of the issuer's Disclosure Controls, and that their conclusions about the effectiveness of those Disclosure Controls at the end of the period covered by the relevant annual filings have been disclosed by the issuer.

Stingray's CEO and the CFO have evaluated the effectiveness of the Corporation's Disclosure Controls as at January 31, 2009, and concluded that, subject to the inherent limitations noted above, those disclosure controls were effective for the year then ended.

Internal Controls over Financial Reporting

National Instrument 52-109 also requires CEO's and CFO's to certify that they are responsible for conducting an evaluation of the effectiveness of internal controls over financial reporting ("ICFR"), as defined by the CSA, for the Corporation, that the ICFR have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP, and that the Corporation has disclosed any changes in its ICFR during its most recent interim period that has materially affected, or is reasonably likely to materially affect, its financial reporting.

As discussed above, the inherent limitations in all control systems are such that they can provide only reasonable, not absolute, assurance that all control issues and instances of fraud or error, if any, within the Corporation have been detected. Therefore, no matter how well designed, ICFR has inherent limitations and can provide only reasonable assurance with respect to financial statement preparation and may not prevent and detect all misstatements.

Management conducted an assessment of the effectiveness of ICFR in place as of April 30, 2009 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in annual filings. The board of directors assesses the integrity of the public financial disclosures through the oversight of the Audit Committee.

IFRS IMPLEMENTATION PLAN

The AcSB has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, effective for fiscal periods starting on or after January 1, 2011. Accordingly, the Corporation will report interim and annual financial statements in accordance with IFRS beginning with the quarter ending April 30, 2011. The Corporation has commenced the development of an IFRS implementation plan to prepare for this transition, and is currently in the process of identifying the key accounting policy changes that may be required. Once the potential accounting policy changes have been identified, other elements of the plan will be addressed including the implication on information technology, internal controls, contractual arrangements and employee training.

SUBSEQUENT EVENTS

Stock Options

On May 28, 2009, 275,000 options to purchase common shares of the Corporation expired.

OUTLOOK

The Corporation has completed the Feasibility Study at the El Pilar property. At April 30, 2009 the Corporation had a working capital balance of $16.5 million which places the Corporation in a financial position to carry out its ongoing work, permitting and engineering activities. The Corporation is presently seeking viable and attractive project financing arrangements that will accommodate the construction of the El Pilar copper mine at the earliest opportunity.